UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Evanston Multi-Alpha Fund

(formerly, North Square Evanston Multi-Alpha Fund)

(Name of Issuer)

Evanston Multi-Alpha Fund

(formerly, North Square Evanston Multi-Alpha Fund)

(Name of Person(s) Filing Statement (Issuer))

 Class A Shares and Class I Shares

(Title of Class of Securities)

Class A Shares: 299222 208 Class I Shares: 299222 109

(CUSIP Number of Class of Securities)

Benjamin D. McCulloch, Esq.

XA Investments, LLC

321 North Clark Street, Suite 2430

Chicago, Illinois 60654

(312) 374-6930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons(s))

With a copy to:

Kevin T. Hardy, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

320 South Canal Street

Chicago, Illinois 60606

(312) 407-0641

June 26, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Final Amendment to Tender Offer Statement

This Final Amendment amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on June 26, 2026, by the Evanston Multi-Alpha Fund (formerly, North Square Evanston Multi-Alpha Fund) (the “Fund”) relating to the Fund’s offer to repurchase Class A Shares and Class I Shares of the Fund (“Shares”) from its shareholders (“Shareholders”) on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal in an aggregate amount of up to $14,532,745 (the “Offer”) and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Pursuant to the Offer, $2,022,624.76 was tendered and accepted by the Fund at a net asset value of $9.6489 per Class I Share as determined as of September 30, 2026. No Class A Shares were tendered for repurchase. Payments (less any early repurchase charge or holdbacks) were wired on October 26, 2026 to the accounts of tendering Shareholders as described in the Letter of Transmittal and in accordance with the terms of the Offer.

ITEM 12(b).	Filing Fees

Filing Fee Exhibit

 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2026

EVANSTON MULTI-ALPHA FUND

By: /s/ Benjamin D. McCulloch

Name: Benjamin D. McCulloch

Title: Secretary & Chief Legal Officer